

Mail Stop 3720

November 17, 2017

Danny Zheng
Chief Executive Officer
GlassBridge Enterprises, Inc.
1099 Helmo Avenue N, Suite 250
Oakdale, Minnesota 55128

      Re: GlassBridge Enterprises, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 24, 2017
              File No. 001-14310

Dear Mr. Zheng:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Kathleen Krebs, for

                            Larry Spirgel
                            Assistant Director
                            AD Office 11 – Telecommunications